EXHIBIT 12

HOST MARRIOTT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2003	2002	2001	2000	1999
Income (loss) from operations before income taxes	$(237)	$(50)	$55	$26	$161
Add (deduct):
Fixed charges	609	580	573	543	510
Capitalized interest	(2)	(2)	(8)	(8)	(7)
Amortization of capitalized interest	6	6	7	6	6
Minority interest in consolidated affiliates	5	7	23	72	82
Net (gains) losses related to certain 50% or less owned affiliates	22	9	(3)	(27)	(7)
Distributions from equity investments	3	6	9	1	1
Dividends on preferred stock	(37)	(37)	(32)	(20)	(6)

Adjusted earnings	$369	$519	$624	$593	$740

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$491	$462	$455	$436	$415
Capitalized interest	2	2	8	8	7
Dividends on convertible preferred securities of subsidiary trust	32	32	32	32	37
Dividends on preferred stock	37	37	32	20	6
Portion of rents representative of the interest Factor	47	47	46	47	45

Total fixed charges and preferred stock dividends	$609	$580	$573	$543	$510

Ratio of earnings to fixed charges and preferred stock dividends	—	—	1.1	1.1	1.5
Deficiency of earnings to fixed charges and preferred stock dividends	$(240)	$(61)	—	—	—